



12013398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GREIF & CO.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor

_____(No. and Street)_____

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd Greif   (213) 346-9250

_____(Area Code – Telephone Number)_____

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.

_____(Name – if individual, state last, first, middle name)_____

1723 Cloverfield Blvd.	Santa Monica	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Lloyd Greif_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___GREIF & CO._____ , as
of ___December 31_____ , 20 11 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

2/28/12

(ATTACHED SEPARATE JURAT PAGE)
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA - JURAT

STATE OF CALIFORNIA   )
) SS.
COUNTY OF LOS ANGELES   )

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2012, by
LLOYD GREIF *(Affiant name)* proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.



CARMEN BOROUMI
Commission # 1931516
Notary Public - California
Los Angeles County
My Comm. Expires Apr 4, 2015

CARMEN BOROUMI, Notary Public
COMMISSION EXPIRES: April 4, 2015

(seal)

la-959757

GREIF & CO.
FINANCIAL REPORT
December 31, 2011

TABLE OF CONTENTS



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

<p style="text-align:center">Independent Auditors' Report</p>

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

February 17, 2012

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

ASSETS
Cash and cash equivalents	$	286,199
Investments		125,000
Investment banking receivables		71,572
Contribution receivable from stockholder		350,000
Property and equipment, at cost,		
net of accumulated depreciation		20,158
Prepayments and other assets		30,155
TOTAL ASSETS	$	883,084

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accrued bonuses	$	273,000
Accounts payable and accrued expenses		203,004
TOTAL LIABILITIES		476,004

COMMITMENTS

STOCKHOLDER'S EQUITY
Common stock, no par value:		
Authorized, 100,000 shares;		
Outstanding, 1,000 shares		10,000
Retained earnings		397,080
TOTAL STOCKHOLDER'S EQUITY		407,080
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	883,084

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital or acquire or divest operations.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company accounts for uncertainty in tax provisions under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Tax". FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2011, the Company had no unrecognized tax benefits.

The company currently is not under examination by any tax authority.

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2011

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

Allowance for doubtful accounts

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2011.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project, and fees for consulting services are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Long-lived assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2011.

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2011

NOTE 2:   CONCENTRATIONS

The Company maintains cash balances at two banks. One is a non-interest bearing transaction account that is insured by the Federal Deposit Insurance Corporation (FDIC). Amounts on deposit at a second institution are insured by the FDIC up to $250,000. At December 31, 2011, the Company had no uninsured cash balances.

NOTE 3:   PROPERTY AND EQUIPMENT

As of December 31, 2011, property and equipment consisted of the following:

Furniture and fixtures	$ 703,465
Office equipment	69,296
Leasehold improvements	1,046,064
	1,818,825
Less: accumulated depreciation	(1,798,667)
	$ 20,158

NOTE 4:   COMMITMENTS

The Company leases office space, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through January 24, 2017. The office lease requires additional payments based on the operating costs of the building and provides for a five-year option to renew.

Minimum annual rental payments are as follows:

Year Ending

2012	$ 415,189
2013	428,154
2014	415,595
2015	201,277
2016	5,472
	$ 1,465,687

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2011

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2011, the Company's net capital, as defined, was $91,344, which exceeded the required minimum net capital by $78,634.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2012, the date which the financial statements were available to be issued. On January 30, 2012, the contribution due from the Company's stockholder was paid to the Company.

Except as disclosed, there were no additional subsequent events noted that would require adjustment to or disclosure in these financial statements.